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DataMirror Corporation	DataMirror Corporation	Brodeur Worldwide
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DataMirror Extends Lead in Integration Market with Innovative
Benefits for Oracle Environments

DataMirror iReflect for Oracle 1.6 Enhances Application Support, Lowers TCO, and Offers
Easy Administration for Real-Time Data Distribution and Disaster Recovery

MARKHAM, CANADA – (November 3, 2004) – DataMirror® (Nasdaq: DMCX; TSX: DMC), a leading provider of real-time, secure data integration solutions, announces the addition of DataMirror iReflect® 1.6 for Oracle® to its comprehensive DataMirror Integration Suite, a complete integration solution that combines market-leading technology with global services.

DataMirror iReflect 1.6 now includes support for Oracle Database 10g™, in addition to Oracle9i™ Databases, and expands data type and UNIX scripting support. With iReflect 1.6, Oracle-based customers can take advantage of a scalable, high performance, fully functional and interoperable solution for real-time Oracle data distribution and disaster recovery.

DataMirror also recently announced support for Oracle 10g in the latest version of its flagship real-time data integration solution, DataMirror Transformation Server®, another core component of DataMirror Integration Suite. [To view this announcement, visit http://www.datamirror.com/investors/2004/sep27-04.aspx ]

“DataMirror is committed to helping customers receive maximum value from their Oracle technology with minimum investments in administrative time and effort,” says Nigel Stokes, CEO, DataMirror. “DataMirror’s leading-edge Integration Suite takes full advantage of Oracle’s next generation technology, allowing customers to leverage and grow their Oracle environment and experience the benefits of an integrated IT infrastructure in which all Oracle data is continuously interwoven, distributed, and protected.”

DataMirror iReflect 1.6 includes the following new and enhanced features and benefits:

•	New Oracle Database 10g Support – iReflect now supports the Oracle 10g platform, in addition to Oracle9i, allowing users to leverage and protect new and existing Oracle investments.

•	Enhanced Support for ERP, CRM, Legacy, and Other Applications Through Additional Data Type Support – Long and/or long raw data of any size is supported, providing users flexibility with ERP, CRM, legacy, and other applications that leverage these data types.

•	Lower TCO and Easy Administration with Improved UNIX Scripting Support – All configuration and operational commands offered via the iReflect administrator are now also available through the UNIX command line. This functionality allows users to automate processes and increase automation control, lowering total cost of ownership and improving ease of administration.

iReflect also includes the following new enhancements, which were introduced in a previous release:

•	Improved System Functionality and Operational Efficiency with New Accumulate and Apply Operations – Significantly increases performance levels for batch type source systems and batch purge types of operations, allowing users to experience heightened operational efficiencies and improved system functionality.

About DataMirror iReflect for Oracle
DataMirror iReflect for Oracle is a core component of DataMirror Integration Suite 2005 and an ideal replication solution for high performance data distribution, data integration, data migration, and disaster recovery initiatives in Oracle environments. Built for extreme scalability, iReflect uses Oracle redo logs to replicate data and object definitions between Oracle databases in real time, providing the rapid data access and availability that businesses require to be competitive in today’s marketplace. This solution provides cross-platform replication support for UNIX configurations employing IBM pSeries, SUN, and Hewlett-Packard systems and also mirrors data between Oracle databases running on Linux, ensuring effective data distribution, disaster recovery, and business continuity in Oracle9i and 10g environments. For more information, visit http://www.datamirror.com/products/ireflect/.

About DataMirror
DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of data integration software solutions, gives companies the power to manage and monitor their corporate data in real time. DataMirror’s comprehensive family of software solutions helps customers easily and cost-effectively capture, transform, and flow data throughout the enterprise. DataMirror unlocks the experience of now™ by providing the real-time, secure data access, integration, and protection companies require today across all computers in their business.

Over 1,900 companies have transformed their business models and created competitive advantage with DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.